MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2013

May 8, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc. as at and for the three months ended March 31, 2013 and 2012, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2012. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2013 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for, and availability of, funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are based on assumptions, projections, estimates or expectations of management at the time to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
REOLYSIN Development Update For 2013

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.
Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began 2013 with a clinical program consisting of 16 clinical trials which includes seven randomized clinical trials. Of these 16 clinical trials, we fund four clinical trials and third parties sponsor the other 12. During the first quarter of

2013, we completed enrollment in our U.S. phase II non-small cell lung cancer clinical trial and announced clinical trial results from our phase II squamous cell lung cancer trial. We exited the first quarter of 2013 with 16 clinical trials.

Clinical Trial - Randomized Phase III Head and Neck Pivotal Trial

During the first quarter of 2013, we continued to re-treat patients that had been previously enrolled in stage one of our global randomized Phase III head and neck pivotal trial but had not yet progressed.

Clinical Trial - Third Party Clinical Trials

We began 2013 with 12 third party sponsored clinical trials ("Third Party Trials"). Third Party Trials have allowed us to expand our clinical program to include additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our global randomized Phase III head and neck trial, our non-small cell lung cancer trial and complete our other clinical trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the U.S. National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Clinical Trial - Results

U.S. Phase II Squamous Cell Carcinoma Clinical Trial
During the first quarter of 2013, we met the primary overall statistical endpoint in our U.S. Phase II single arm clinical trial in patients with squamous cell carcinoma of the lung ("SCCLC") using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel in patients with metastatic stage IIIB, or stage IV, or recurrent SCCLC who are chemotherapy naïve for their metastatic or recurrent cancer.

The study is a two-stage design with a primary overall endpoint of objective tumor response rate. During the first stage, we saw a sufficient number of responses to proceed with enrollment in the second stage. A total of up to 36 patients were to be studied in the second stage with the primary endpoint being met if nine or more patients in both stages combined had a partial response ("PR") or better, effectively yielding a true response rate of 35% or more. This endpoint was met after 21 evaluable patients were treated on study, nine of which exhibited PRs, while a further nine showed stable disease ("SD") and three, progressive disease ("PD"), for a response rate of 42.8% and a disease control rate (complete response (CR) + PR + SD) of 85.7%.

In addition, in the first quarter of 2013, we also announced clinical results examining percent overall tumour shrinkage data from this trial. The analysis examined percent best overall tumour changes between pre-treatment and up to six treatment cycles. Of 20 evaluable patients examined, 19 (95%) exhibited overall tumour shrinkage (mean for the 20 patients: 33.7% shrinkage).

U.S. Phase I Metastatic Colorectal Cancer Clinical Study
During the first quarter of 2013, we presented a poster covering positive preliminary results from a Phase I study examining the intravenous administration of REOLYSIN in combination with FOLFIRI in patients with metastatic colorectal cancer (REO 022) at the ASCO Gastrointestinal Cancers Symposium in San Francisco, CA, which took place from January 2013.

The poster presentation, titled: "A Multicenter Phase I Study of Intravenous Administration of REOLYSIN in combination with Irinotecan/Fluorouracil/Leucovorin (FOLFIRI) in Patients (pts) with Oxaliplatin-Refractory/Intolerant KRAS-Mutant Metastatic Colorectal Cancer (mCRC)," was authored by Ocean et al. Twenty-one patients were enrolled in the study, including nine that were FOLFIRI-naïve. Of the 18 patients evaluable for response there was one partial response and nine had stable disease. The combined overall progression free survival (PFS) of FOLFIRI-naïve and FOLFIRI-failed patients was 7.4 months. The authors concluded that the combination of REOLYSIN and FOLFIRI was safe and well tolerated and resulted in disease control in the majority of evaluable patients, including patients that had previously progressed on Irinotecan.

The trial was a 21-patient, single arm dose escalation study designed to determine a maximum tolerated dose and dose-limiting toxicities for the combination of REOLYSIN and FOLFIRI. Eligible patients included those with histologically confirmed cancer of the colon or rectum with Kras mutation and measurable disease. They must have progressed on or within 190 after the last dose of an oxaliplatin regimen in the metastatic setting, or be intolerant to oxaliplatin.

Clinical Trial - Completed Enrollment

U.S. Phase II Non-Small Cell Lung Cancer Clinical Study
During the first quarter of 2013, we completed patient enrollment in our Phase II clinical trial evaluating intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer ("NSCLC") with Kras or EGFR-activated tumours. This trial is a single arm, single-stage, open-label, Phase II study of REOLYSIN given intravenously with paclitaxel and carboplatin every three weeks. Patients received four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN, following which REOLYSIN could be continued as a monotherapy.

Eligible patients included those with metastatic or recurrent NSCLC with Kras or EGFR-activated tumours, who had not received chemotherapy treatment for their metastatic or recurrent disease. Patients must have demonstrated mutations in Kras or EGFR, or EGFR gene amplification in their tumours (metastatic or primary) in order to qualify for the trial.

Manufacturing and Process Development

During the first quarter of 2013, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.
Intellectual Property

At the end of the first quarter of 2013, we had been issued over 360 patents including 49 U.S. and 16 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

U.S. Underwritten Public Offering

On February 25, 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options

Throughout the first quarter of 2013, we received cash proceeds of $0.1 million with respect to the exercise of 48,533 stock options.

Financial Impact

We estimated at the beginning of 2013 that our cash requirements to fund our operations would be approximately $20.0 million. Our cash usage for the first quarter of 2013 was $8,410,222 from operating activities and $15,138 for the acquisition of property and equipment. Our net loss for the period was $6,606,836.

Cash Resources

We exited the first quarter of 2013 with cash and short-term investments totaling $43,521,301 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2013

Our planned development activity for REOLYSIN in 2013 is made up of clinical, manufacturing, and intellectual property programs. Our 2013 clinical program includes the anticipated release of clinical data from our randomized U.S. Phase III head and neck cancer trial, our randomized U.S. Phase II pancreatic cancer trial, and our randomized U.S. Phase II ovarian cancer trial. As well, we expect to release additional clinical data from our lung cancer trials. These results will assist in the determination of our regulatory path and the next steps for our clinical program. As well, we expect enrollment to continue in our Third Party Trials throughout 2013.

Our 2013 manufacturing program includes several 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2013. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We still estimate the cash requirements to fund our operations for 2013 will be approximately $20,000,000, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Results of Operations

Net loss for the three month period ending March 31, 2013 was$6,606,836 compared to $8,458,528 compared to for the three month period ending March 31, 2012.

Research and Development Expenses (“R&D”)

	2013 $	2012 $
Clinical trial expenses	3,090,446	4,229,666
Manufacturing and related process development expenses	552,965	1,859,801
Intellectual property expenditures	216,370	160,585
Research collaboration expenses	68,618	30,565
Other R&D expenses	824,999	1,245,378
Foreign exchange loss	360,734	(45,889)
Share based payments	2,912	10,438
Research and development expenses	5,117,044	7,490,544

Clinical Trial Program

	2013 $	2012 $
Direct patient expenses	3,090,446	3,846,568
Phase III start up expenses	—	383,098
Clinical trial expenses	3,090,446	4,229,666

Our clinical trial expenses for the first quarter of 2013 were $3,090,446 compared to $4,229,666 for the first quarter of 2012. During the first quarter of 2013, our clinical trial program activities relating to our global randomized Phase III head and neck trial declined as a result of the pause in enrollment. In the first quarter of 2013, we were incurring direct patient costs associated with the re-treatment of patients enrolled in our global randomized Phase III head and neck clinical trial. In addition, we incurred direct patient costs associated with our 12 Third Party Trials which include the four randomized clinical studies that are part of the clinical research agreement with the NCIC. In the first quarter of 2012, we incurred direct patient costs associated with the completion of stage 1 enrollment of our global randomized Phase III head and neck trial along with the other clinical trials that we were sponsoring. By the end of the first quarter of 2012, we were actively enrolling patients at over 80 clinical sites in over 13 jurisdictions.

We still expect our clinical trial expenses to decrease in 2013 compared to 2012. Our clinical program includes 12 Third Party Trials and only four Company sponsored trials. We expect to incur support costs associated with our Third Party Trials, but these costs are expected to be less than the typical costs associated with directly funding similar clinical trials. In addition, we expect to complete enrollment in the four clinical trials that we are currently sponsoring.

Manufacturing & Related Process Development (“M&P”)

	2013 $	2012 $
Product manufacturing expenses	223,375	1,241,068
Process development expenses	329,590	618,733
Manufacturing and related process development expenses	552,965	1,859,801

Our M&P expenses for the first quarter of 2013 were $552,965 compared to $1,859,801 for the first quarter of 2012. During the first quarter of 2013, our product manufacturing costs mainly related to shipping and storage activities. During the first quarter of 2012, we completed our first 100-litre cGMP production run of 2012.

Our process development expenses for the first quarter of 2013 were $329,590 compared to $618,733 for the first quarter of 2012. During the first quarters of 2013 and 2012, our process development activities focused on our validation master plan. These activities included optimization, validation and stability studies.

We still expect our M&P expenses for 2013 to remain consistent with 2012. We expect to complete several 100-litre cGMP production runs including fill and finish activities in 2013. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2013 $	2012 $
Intellectual property expenses	216,370	160,585

Our intellectual property expenses for the first quarter of 2013 were $216,370 compared to $160,585 for the first quarter of 2012. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the first quarter of 2013, we had been issued over 360 patents including 49 U.S. and 16 Canadian patents, as well as issuances in other jurisdictions. We still expect that our intellectual property expenses will remain consistent in 2013 compared to 2012.

Research Collaborations

	2013 $	2012 $
Research collaborations	68,618	30,565

Our research collaboration expenses for the first quarter of 2013 were $68,618 compared to $30,565 for the first quarter of 2012. Our research collaboration activities in 2013 and 2012 focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that our research collaborations in 2013 will remain consistent with 2012. We expect to complete our ongoing collaborative program carried over from 2012 and will continue to be selective in the types of new collaborations we enter into in 2013.

Other Research and Development Expenses

	2013 $	2012 $
R&D consulting fees	40,848	93,892
R&D salaries and benefits	736,849	962,738
Other R&D expenses	47,302	188,748
Other research and development expenses	824,999	1,245,378

Our Other Research and Development expenses for the first quarter of 2013 were $824,999 compared to $1,245,378 for the first quarter of 2012. During the first quarter of 2013, our Other Research and Development activities declined as a result of the pause in enrollment in our global randomized Phase III head and neck trial. As well, with the shift to Third Party Trials, our current clinical program requires less support. During the first quarter of 2012, we were supporting our global randomized Phase III head and neck trial that was actively enrolling in over 80 clinical sites in 14 countries.

We still expect that our Other R&D expenses in 2013 will remain consistent compared to 2012.

Operating Expenses

	2013 $	2012 $
Public company related expenses	890,444	690,925
Office expenses	531,782	365,650
Amortization of property and equipment	24,581	28,061
Share based payments	117,944	3,415
Operating expenses	1,564,751	1,088,051

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In the first quarter of 2013, our investor relations activities, in anticipation of our financing, along with our financial advisory service activities increased compared to the first quarter of 2012.

Office expenses include compensation costs (excluding share based payments), office rent, travel, and other office related costs. During the first quarter of 2013, we incurred office expenses of $531,782 compared to $365,650 during the first quarter of 2012.
In 2013, our office expenses increased compared to 2012 in an effort to support our increased investor relations activity along with an increase in salaries associated with the addition of our general council.

During the first quarter of 2013, our non-cash share based payment expenses were $117,944 compared to $3,415 for the first quarter of 2012. We incurred stock based compensation associated with the grant of stock options in the first quarter of 2013 as a result of hiring our general council.

We still expect our operating expenses in 2013 to remain consistent with 2012.

Commitments

As at March 31, 2013, we are committed to payments totaling approximately $8,107,000 during the remainder of 2013 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2013	2012				2011
(unaudited)	March	Dec.	Sept	June	March	Dec.	Sept	June
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	6,607	8,492	9,244	10,179	8,459	11,677	6,232	7,164
Basic and diluted loss per common share(2)	$0.08	$0.11	$0.12	$0.13	$0.11	$0.16	$0.09	$0.10
Total assets(3)	44,272	22,078	29,086	36,561	47,372	36,025	43,053	49,690
Total cash(1), (3)	43,521	21,293	27,977	35,772	46,591	34,856	42,173	48,570
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between March 2013 and April 2011 are quarterly stock based compensation expenses
(recovery) of $120,856, $780,240, ($121,685), $58,343, $13,853, $1,580,978, $181,183, and $40,469, respectively.

(3)
We issued 8,048,533 common shares for net cash proceeds of $30.3 million in 2013 (2012 - 5,458,950 common shares for net cash proceeds of $20.8 million; 2011 - 3,293,033 common shares for net cash proceeds of $14.8 million).

(4)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2013 Financing Activities

U.S. Underwritten Public Offering

On February 25, 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options

Throughout the first quarter of 2013, we received cash proceeds of $0.1 million with respect to the exercise of 48,533 stock options.

2012 Financing Activities

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connected with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout the first quarter of 2012, we received cash proceeds of $0.5 million with respect to the exercise of 147,166 stock options.

Liquidity

As at March 31, 2013, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	March 31, 2013 $	December 31, 2012 $
Cash and cash equivalents	41,519,657	19,323,541
Short-term investments	2,001,644	1,969,228
Shareholders’ equity	38,647,039	14,786,780

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On July 3, 2012, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on August 3, 2014.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2013.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of March 31, 2013, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.50%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at March 31, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2013 by approximately $237,901.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2013 by approximately $26,432. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2013 by approximately $87,371 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2013 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	29,355,642	53,527	21,715
Accounts payable	(3,208,773)	(64,909)	(135,328)
	26,146,869	(11,382)	(113,613)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8 of our interim financial statements.  Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 84,758,818 common shares outstanding at May 8, 2013. If all of our warrants (303,945) and options (6,076,844) were exercised we would have 91,139,607 common shares outstanding.

Our 2012 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2013 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.